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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. (See           Public Utility Holding Company Act of 1935 or
    Instruction 1(b)       Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

         Saiontz                    Steven                         J.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                            760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

        Miami                       FL                                33172
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  LNR Property Corporation/ LNR
                                             -----------------------------------

3.  IRS Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year   Dec-01
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


     X  Director     X  Officer             ___ 10% Owner    ___ Other
    ---             --- (give title below)                       (specify below)

                            Chief Executive Officer
                            -----------------------
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing

      X  Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-            4. Securities Acquired (A)   5. Amount of         6. Owner-     7. Nature
   of                    action     action               or Disposed of (D)           Securities           ship          of In-
   Security              Date       Code                 (Instr. 3, 4, and 5)         Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instruction 8)                                   Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code/ V       Amount / (A) or / Price               (Instr. 3 and 4)     (Instr. 4)    ship (4)
                                                         (D)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          12/27/01      G            1,689   /(D)/    $31.78                 282,394         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             N/A       N/A                    N/A                              1,941         I            By ESOP Trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             N/A       N/A                    N/A                              4,799         I            By IRA Trust
------------------------------------------------------------------------------------------------------------------------------------
Restricted Common        N/A       N/A                    N/A                            200,000         D
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Response)

(1) Represents Shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-              5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code                ative Securities
                                      Exercise            Date                (Instr. 8)               Acquired (A) or
                                      Price of            (Month/                                      Disposed of (D)
                                      Deriv-              Day/                                         (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           -----------------------------------------------------
                                                                              Code/V                   (A)         (D)

-------------------------------------------------------------------------------------------------------------------------------
Common Stock Options               24.8125                N/A                   N/A                           N/A
-------------------------------------------------------------------------------------------------------------------------------
Common Stock Options               18.15625               N/A                   N/A                           N/A
-------------------------------------------------------------------------------------------------------------------------------
Common Stock Options               26.84375               N/A                   N/A                           N/A
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

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
------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct(D)     Owner-
                               --------------------------------------------     5)          Owned               or         ship
                               Date     Expira-              Amount or                      at End           Indirect(I)   (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)      4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                            10-31-98/10-31-07   Common Stock Options/200,000   24.8125    200,000               D
------------------------------------------------------------------------------------------------------------------------------------
                            01-28-01/01-27-10   Common Stock Options/ 20,000   18.15625    20,000               D
------------------------------------------------------------------------------------------------------------------------------------
                            01-17-02/01-16-11   Common Stock Options/ 20,000   26.84375    20,000               D
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

          /s/ Steven J. Saiontz                1/9/2002
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

          Steven J.Saiontz

* Reporting person denies beneficial ownership of these securities

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient.
      See instruction 6 for procedure.

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